EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

The Special Meeting of Shareholders of the Capital Advisors Growth Fund (the “Fund”) was held November 27, 2006 pursuant to notice given to all shareholders of record of Advisors Series Trust (the “Trust”) at the close of business on October 13, 2006. At the Special Meeting, shareholders were asked to approve the following:

PROPOSAL 1.

To approve a new investment advisory agreement by and between the Trust, on behalf of the Fund, and Capital Advisors, Inc. (the “Advisor”), under which the Advisor will continue to act as investment advisor with respect to the assets of the Fund. The Advisor will serve as investment advisor on substantially identical terms (except for the dates of execution and provisions relating to effectiveness and termination) as the current investment advisory agreement between the Advisor and the Fund.

With respect to Proposal 1, the shares of the Fund were voted as follows:

Total shares on record date (10/31/06)	1,067,635
Total shares voted	687,301	(64.37%)
Total shares voted for	687,016	(64.35%)
Total shares voted against	285	(0.02%)
Total shares voted abstain	0	(0.00%)